UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Hortonworks, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

440894103

(CUSIP number)

December 31, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 440894103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS Robert Bearden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 999,729
	6	SHARED VOTING POWER 1,682,452
	7	SOLE DISPOSITIVE POWER 999,729
	8	SHARED DISPOSITIVE POWER 1,682,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,682,181 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Includes 227,547 shares of Common Stock held of record by the Reporting Person, 1,682,452 shares of Common Stock held of record by the Robert Gene Bearden, Jr. Grantor Retained Annuity Trust, and rights to acquire 772,182 shares of Common Stock within 60 days of December 31, 2015.
(2)	Based on 46,229,482 shares of the Issuer’s Common Stock outstanding as of November 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

Item 1

(a)	Name of Issuer:

Hortonworks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5470 Great America Parkway, Santa Clara, CA 95054

Item 2

(a)	Name of Person Filing:

Robert Bearden

(b)	Address of Principal Business Office or, if None, Residence:

5470 Great America Parkway, Santa Clara, CA 95054

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

440894103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount Beneficially Owned: 2,682,181 shares of Common Stock, which represents 227,547 shares held of record by Robert Bearden, 1,682,452 shares held of record by Robert Gene Bearden, Jr. Grantor Retained Annuity Trust, and rights to acquire 772,182 shares within 60 days of December 31, 2015.

(b)	Percent of Class: 5.7% (1)

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 999,729

(ii)	Shared power to vote or to direct the vote: 1,682,452

(iii)	Sole power to dispose or to direct the disposition of: 999,729

(iv)	Shared power to dispose or to direct the disposition of: 1,682,452

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

(1)	Based on 46,229,482 shares of the Issuer’s Common Stock outstanding as of November 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

By:	/s/ Robert Bearden
Robert Bearden